Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Filer: Coca-Cola European Partners Limited

Subject Company: Coca-Cola Enterprises, Inc.

Exchange Act File Number of

Subject Company: 001-34874

Coca-Cola Enterprises, Inc. NYSE:CCE Company Conference Presentation Wednesday, September 09, 2015 5:45 PM GMT

COCA-COLA ENTERPRISES INC. COMPANY CONFERENCE PRESENTATION SEP 09, 2015

Call Participants

EXECUTIVES

John Franklin Brock

Chairman, Chief Executive Officer,

Member of Executive Committee and

Member of Corporate Responsibility &

Sustainability Committee

Manik H. Jhangiani

Chief Financial Officer and Senior

Vice President

ANALYSTS

Unknown Analyst

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COCA-COLA ENTERPRISES INC. COMPANY CONFERENCE PRESENTATION SEP 09, 2015

Presentation

Unknown Analyst

Good afternoon, everyone. We are very pleased to have with us today John Brock, Chairman and Chief Executive Officer of Coca-Cola Enterprises; Nik Jhangiani, Chief Financial Officer; and Thor Erickson, Vice President, Investor Relations. John has served as Chairman and CEO of CCE since 2008, while Nik has been CFO since 2013. Both John and Nik have done an impressive job of managing CCE through a challenging macro environment during these past few years while maintaining a sharp focus on creating shareholder value. This is the team’s first major conference since announcing earlier this month the proposed formation of CCEP, so congratulations on that announcement. As you all know, CCEP would combine CCE with the Spanish and German bottling operations to form a unified Western European bottler. Both John and Nik will continue in their leadership roles as CEO and CFO of the combined entity, respectively.

I’ll now hand it over to John and Nik, who can tell us a little bit more about their company and plans for the future.

John Franklin Brock

Chairman, Chief Executive Officer, Member of Executive Committee and Member of Corporate Responsibility & Sustainability Committee

Okay. Thank you very much. We are very pleased to be here with you today. And as you just heard, Nik is here with me along with Thor Erickson, our Head of Investor Relations.

Before we begin, I’d like to remind you that today’s presentation will contain forward-looking statements, and these should be considered in conjunction with the language in CCE’s and The Coca-Cola Company’s recent filings with the SEC, including all of those that have to do with this proposed transaction. A copy of this info is available on both company’s websites. It’s also important to clarify that all the statements and references during the presentation that have to do with CCEP and this proposed transaction, are made with full recognition that the transaction is subject to regulatory approval as well as other conditions. Until closing of the transaction, each party will importantly operate the businesses independently, separately, and we won’t take any steps to implement the transaction until all approvals have been obtained. So there is more cautionary language here, which I’m sure you can easily read as you look at the slides. So please take one look at it, and then let’s go to next slide.

So our presentation today is going to highlight CCE and their solid foundation from which we are operating as well as what has been our continuing commitment to creating shareholder value. In addition to that, we will provide a brief overview of the transaction to create Coca-Cola European Partners, or CCEP, which is the merger of our European business along with Germany and Iberia. Nik then will talk about CCE’s financial objectives, a few of the financial details behind CCEP as well as our continued commitment to driving shareholder value. And then, we’d like to close with a brief discussion of our commitment to sustainability.

As you may know, CCE is the leading Western European Coca-Cola bottler and is one of the largest in the Coca-Cola system. At the core of our business is what we call our operating framework, which has a clear vision, priorities and financial objectives. Our vision is to be the best beverage sales and service company. Our path is built on 3 strategic priorities: first, to lead category value growth; second, to excel at serving our customers; and third, to drive an inclusive and a passionate culture. These priorities are absolutely essential to achieving success in delivering long-term profitable growth.

We compete in the non-alcoholic ready-to-drink category, or what we call NARTD. It’s a large, it’s a growing category and it’s important to our customers. It offers significant opportunity for growth. Importantly, with brands that consumers prefer, we are the share leader in every one of our territories, which positions us well in this category. The NARTD category is large. It has consumer retail spend of about $69 billion annually, that’s including both measured and non-measured channels. Measured channels, which represents some $29 billion, or just over 40%, achieved retailed value growth of more than 1% last year. Importantly, the rate of growth in this category has outpaced the fast-moving consumer packaged goods category for each of the last 2 years.

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Looking at 2015, we are executing several important brand building strategies. For example, we’re working to improve growth by building on several successful brand innovations, that includes Coca-Cola Life as well as what has been the ongoing momentum of Coca-Cola Zero. We’re also innovating with new packaging for the 100th anniversary of the Contour bottle. For the 2015 Rugby World Cup, we have really extensive in-market programs in both Great Britain and France. And notably, the London Eye will become a focal point for this event with each flag reflecting a participating nation or a special Coca-Cola rugby wrap. Importantly, we are executing our One Brand strategy in support of our Coca-Cola trademark brands. These, of course, are both #1 in both value and volume share in each of our territories and honestly remain at the very core of our business.

This new One Brand strategy ensures that every Coca-Cola can and bottle are carrying the same unique style with their retaining the familiar signature colors, and it highlights the distinctive benefits that are available with each of the 4 products underneath the brand. The strategy brings together the full Coca-Cola trademark range in 1 connected program with Coca-Cola’s trademark theme, Choose Happiness, which puts choice at the heart of our messaging.

Innovation and expansion are important to our growth. So in addition to the completion of the Coca-Cola Life expansion across our territories, we launched FINLEY in France and Belgium last year and then this year, we expanded it to Sweden. FINLEY is a low-calorie sparkling citrus non-alcoholic beverage that target adults in its operative range of packages and flavors. Smartwater, based on the success here in the United States, was launched last year in Great Britain, and it has been very well received by both customers and consumers. This brand creates a new growth opportunity in the premium and growing water segment. We also introduced Oasis Drops in Great Britain, and this is in a range of flavors, which enables consumers the ability to personalize their water. And then, additionally, earlier this summer, we began distribution of Capri-Sun in Sweden as well as Monster in Norway. We’re pleased with these opportunities as both brands continue very solid growth.

So beyond their marketing efforts, excelling at serving our customers with world-class capabilities is a key element of our operating framework, and it’s central to our success. We continue to enhance our pan-European customer-centric supply-chain with outstanding procurement, production and logistics operations, and all the while we’re leveraging our flexible distribution system while driving increasing effectiveness and efficiency. Further, we do this in a responsible and a sustainable way with a very clear objective, that’s to enhance our customer relationships and constantly improve our service, ultimately creating growth and value for our customers.

The CCE wave also acknowledges the importance of our people, who are central — absolutely central to the efforts that make our success possible. It’s vital that we continue to invest in our people, providing tools and training necessary to meet business challenges as well as evolving customer needs. This investment ensures that we maintain an experienced, capable, agile and proven management team with deep bench strength at every level. We believe that our people, their training, diversity and engagement create a true competitive advantage for us. And importantly, 1 of our 3 key strategic priorities is to drive a passionate and inclusive culture.

Now let’s take a look at the creation of the new Coca-Cola European Partners, what we’re calling CCEP. We believe this transaction will create meaningful value for CCE shareholders, for each of our new partners and ultimately create important benefits in terms of delivering both growth and best practice capabilities. CCEP will have the scale, financial flexibility and operational focus to compete more effectively and to better serve customers and consumers. The combined company expands and improves our presence throughout Western Europe, serving a consumer population of over 300 million people in 13 countries with some 27,000 associates and generating more than $12 billion in revenue. Importantly, we see value in synergies, cost synergies, which we believe will generate savings of between $350,000 million and $375,000 million annually within the first 3 years of closing.

In CCEP markets, both carbonated soft drinks and noncarbonated drinks are high-value segments relative to water. CCE has been well known for our solid position and high-value sparkling drinks, and both Germany and Iberia will bring a similar profile to this new company, leaving CCEP strategically positioned to drive category growth. And as each of us has successfully done in our respective territories, we expect to continue to selectively and opportunistically participate in NARTD categories to drive meaningful, profitable volume growth and to provide increased and better service to our customers.

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In addition, the 3 organizations have similar channel mix profiles, each with approximately 60% of volume in the home channel and 40% in the cold channel. It is important to note that each organization brings unique best practices, and we intend to build on those for the long-term benefit of all stakeholders. We expect to utilize the best practices of each company to continue to lead and drive category growth, as we enhance execution, improve service to our customers and then continue to drive effective revenue growth management practices.

We’re also going to build on the best practices to meet the unique needs of each territory for route-to-market and logistics. The choice between direct and indirect delivery depends on many factors, including population density as well as our customer’s supply-chain. As you can see, CCEP’s primary route-to-market would be indirect and cover some 80% of this new company’s volume. Direct store delivery, or what we call DSD, would be used for the remaining 20% of volume. And while indirect is the main route to market in most of our territories, approximately 40% of the volume in Germany, Belgium and Sweden is DSD. Our goal here is very clear, to build on a flexible delivery system that efficiently and effectively meets the consumer needs in each territory. So, in fact, we plan to expand the best practices of all 3 organizations to CCEP’s operations. Once combined, CCEP will be able to each [indiscernible] bottler’s capabilities to improve efficiency and provide a consistent strategy for product development and end market execution. Some examples: CCE today excels in pan-European supply-chain excellence, while CCIP, our Iberian partners, they are noted for outstanding world-class outlet segmentation and execution. And in Germany, CCEAG has developed extensive expertise in its relationships with discounters. Leveraging the best practices of each of these organizations is a very important element of creating long-term value. This integration is going to be led by Victor Rufart as Chief Integration Officer. Victor is currently the General Manager of CCIP, has more than 25 years of experience in the Coca-Cola System and has led the successful integration of bottlers within Spain since 2006. This team is going to be vital in creating value through the realization of the synergies that we see. We would utilize best practices, enhance commercial relationships with our customers and further develop the scale and the speed to win in new categories. We believe there are 3 key areas of opportunities. First, improve in top-line growth, as we execute a shared vision between the Coca-Cola Company and CCEP to drive growth throughout Western Europe. Second, through supply-chain improvements that increase manufacturing and warehousing efficiency and effectiveness and importantly, generate savings in procurements. And then thirdly, with savings that we see in operating expenditures as we show core support functions across this new company. As I said, we expect to generate annual run rate pretax savings of some $350 million to $375 million within 3 years of closing. I’m also pleased to say that this transaction brings together an experienced and talented management team with representatives from each party to lead the new company. As you know, I’ll serve as CEO. Damian Gammell, the current President and CEO of Anadolu Efes Beverage Group, will become Chief Operating Officer and, in fact, is going to join CCE as our Chief Operating Officer later this fall. Many of you know Damian, and he has 24 years of experience in the Coke system, notably as CEO of Coca-Cola Içecek and before that CEO of CCE in Germany. Nik Jhangiani will become Chief Financial Officer. Again, most of you know Nik from his role here as CFO at CCE, but he also has 15-plus years of experience in the Coke System. He was CFO of Coca-Cola Hellenic for 5 years through early 2009, and he has over 20 years of total financial experience in global companies. As I mentioned earlier, Victor Rufart will lead our integration efforts. And in addition, Sol Daurella, who is currently Chairman of Coca-Cola Iberian Partners and served as a key leader in the creation of CCIP, will be the Chairperson of our new company.

Before I turn it over to Nik, let me highlight some key points about the transaction and the creation of CCEP. First, and very importantly, it enhances the strategic alignment for the Coca-Cola System to drive category growth across Western Europe with a world-class production, sales and distribution platform. Second, it offers really significant benefits from increased scale, flexibility and capabilities, led by a very capable management team, all aimed at driving value for customers and consumers. And third, again, as I said, it will produce operating synergies that we expect to be in the range of $350 million to $375 million within 3 years of closing.

Now I’d like to ask Nik to come up and continue the presentation with our outlook for CCE as well as CCEP and our work to create shareholder value.

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Manik H. Jhangiani

Chief Financial Officer and Senior Vice President

Thank you. Thank you, John, and thanks to each of you for joining us here today so I can share with you some more thoughts around CCE’s financial objectives, but also some more insights into CCEP.

So let me start with the financial priorities that guide us here at CCE as we make our decisions every day. First, it is essential that we deliver consistent earnings growth. Second, we want to maximize free cash flow while maintaining an optimal capital structure as well as our financial flexibility. Finally, we’re focused on increasing our returns on invested capital and delivering shareholder value by continually enhancing our operating model to drive sustainable future growth. Ultimately, we believe that our focus on these priorities will drive consistent long-term profitable growth.

Now at the heart of our financial approach is our focus on growing free cash flow. We have a proven ability to consistently generate increasing levels of free cash flow with a compound annual growth rate from 2011 of approximately 6%. We also have a proven ability to manage our capital expenditures, balancing our investments for the future with our focus on generating cash in the current year.

We continue to expect free cash flow for 2015 to be in a range of $600 million to $650 million. The modest decrease in 2015 versus what we reported in 2014 reflects the expected significant negative impact from currency translation. And finally, our conversion rate has improved over the past 2 years. Over time, we would expect free cash flow to more align closely with our net income.

Now as you’ve seen on news release this morning, we have affirmed our guidance for 2015, including slightly positive net sales, slightly positive operating income and diluted EPS at the upper end of our 6% to 8% range that we have previously communicated. While we’ve affirmed this guidance, it’s important to note that we’ve not yet completed the important summer selling season. And the consumer environment continues to be challenging, as was, whether, I would say, in the later part of July and in August, notably in Great Britain. Given that it’s important that we continue to remain focused on improving our growth outlook in several areas and deliver our plans by executing on our marketing calendar that John highlighted, which includes the One Brand Coca-Cola trademark initiative as well as Rugby World Cup. And of course, at the same time, it’s very important that we work towards successfully closing the merger transaction and plan for the formation of CCEP and the integration activities. And I’ll talk about that more in a moment.

Now to achieve our goals, we continue to execute a very focused strategy and financial approach to our business. There are 3 key steps in this process: first, driving cash from operations by growing profitably and investing prudently in the business through targeted capital expenditures; second, we want to maintain that optimal capital structure and operate within our target operating leverage range, and I’ll talk a little bit more about that in a few moments as it relates to CCEP; and finally, ensuring that we have a very disciplined approach to M&A and continuing to return cash to shareowners, which we have done very successfully over the past 5 years, all of this, obviously, very essential in our focus on driving shareowner value.

Now looking to the creation of CCEP. I think it’s important to note that our focus is on closing towards — working towards the closing for this transaction towards the second quarter of 2016. In parallel, as John has highlighted, we have begun planning the integration of the organization into CCEP. A key element of this integration planning will be to leverage the best practices across each of the businesses and to ensure the realization of the synergies of the new businesses that we’ve communicated to the market, the $350 million to $375 million.

Now as we work to determine the financial approach and objectives of CCEP, the fundamentals of each entity’s current approach will continue to be at the heart of our decision-making process. Ultimately, each of our actions will always be guided by one primary goal, driving shareowner value.

So to give you a brief picture of the size of CCEP, here is a look at the new company for last year’s performance, i.e. 2014 and for 2015 on a pre-synergy and a pro forma basis. So for 2015, you can see that net sales would be approximately $12.6 billion with pre-synergy EBITDA of $2.1 billion and operating income of $1.6 million, also on a pre-synergy basis.

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Now as John mentioned earlier, we expect annual pretax run rate savings of approximately $350 million to $375 million annually. Now there’s a lot for each of us to be doing before we close this transaction, but the good news is each company is on track to achieve the full year pro forma numbers that I just highlighted. Again, it’s important that you note that these objectives are based on the combined independent estimates of CCE, CCIP and CCEAG with full recognition that the proposed transaction is subject to regulatory approvals and other conditions of closing.

Let me just add a few additional highlights on CCEP, in particular in relation to the balance sheet. Now in addition to focus on the synergies and best practices in the near-term, we’re committed to an investment grade capital structure given the strong profile of the new company. We estimate 2015 pro forma net debt to EBITDA ratio of approximately 3.5x after the transaction is financed with approximately $3.3 billion of new debt to fund the cash payment to CCE shareowners. Now we expect to delever to approximately 2.5x by the end of 2017 and to operate within 2.5 to 3x net debt-to-EBITDA ratio longer-term. We also expect CCEP to target an attractive total return to shareowners with an expected dividend payout of 30% to 40% of net income over time with the potential for excess cash to be returned to shareowners, and this would resume once we’ve reached an appropriate net leverage ratio, obviously absent attractive value creating M&A activity.

We continue to move forward with all the required processes and expect to target a closing in the second quarter of 2016 as I highlighted earlier. We will file an F4 registration statement with the SEC late this year or perhaps very early in the New Year. And, of course, the transaction is subject to approval by CCE’s shareowners, regulatory approval and other customary conditions.

So I think in closing this financial discussion, let me summarize with a few key thoughts: first, we remain realistic about the environment as overall conditions do remain difficult. That said, today, we have a firmed-up full year guidance for net sales, operating income and earnings per share on a comparable and currency neutral basis. Second, we have a solid history of and a commitment to managing each of the levers of our business to deliver value. This is even more important in today’s environment, and we will look to look for ways to continue to drive the growth outlook.

Further, we’re looking forward to the significant new opportunities created by the formation of CCEP. And last, we remain focus on generating cash and creating consistent long-term profitable growth. And together with the new management team, we intend to continue this commitment into CCEP, delivering increasing levels of shareowner value.

With that, I will turn the podium back to John for a look at our sustainability efforts and a few closing comments. John?

John Franklin Brock

Chairman, Chief Executive Officer, Member of Executive Committee and Member of Corporate Responsibility & Sustainability Committee

Thanks. Thank you, Nik. As we work to build our company for the benefit of all stakeholders as well as maintaining our commitment to delivering consistent, profitable long-term growth, we think it’s absolutely critical that we do so sustainably and responsibly. Earlier this summer, we launched a completely new set of sustainability commitments. These embrace both environmental as well as social issues with a stronger focus than ever before on promoting the wellbeing of our consumers. In addition to environmental commitments, and 1 of those is, for example, reducing our overall carbon footprint by 50%, we’re now committing to reduce the calories per liter across our entire portfolio by 10% by the year 2020. Each of our new commitments have been heavily shaped by feedback and expectations from stakeholders. And as we move forward, I have to say sustainability is going to remain a very critical pillar of our overall business strategy. We will continue to push ourselves to drive enhanced engagement, increased efficiency and improved relationships doing this important sustainability work.

So in closing, let me discuss with you a few current risks to our business. We continue to face the ongoing impact of a challenging macroeconomic environment and overall soft consumer environment. We face evolving consumer taste and preferences with an increasing focus on health and wellbeing, and we’re continually working to meet these changing needs. And then finally, there’s always the potential for new taxes. While we’re optimistic long-term, we’re also realistic about the current environment.

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As we move forward through 2015 and beyond, here are a few key takeaways: first, as we have discussed, we continue to manage successfully through a challenging operating environment that reflects the impact of sustained softness in the consumer sector; second, we continue to execute a really disciplined financial approach that enables us to maximize both the effectiveness and the efficiency of our operations and is focused singularly really on long-term profitable growth; third, we have a proven track record of adapting our plans when we need to, managing the business levers and focusing on delivering shareowner value. We also have a very solid strategic partnership with the Coca-Cola Company and importantly also a shared vision of the future of our business.

Importantly, we will work to execute our new strategic priorities and work toward a successful closing of this merger. The creation of Coca-Cola European Partners, or CCEP, represents a really exciting new chapter in our continuing work to achieve what has always been our most important objective, and that is creating shareowner value. We thank you very much today for your time and interest in our company. And now Nik, Thor and I would be happy to take any questions you might have.

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Question and Answer

Unknown Analyst

Thank you, John. Just want to start with your guidance. You reiterated your top-line assumptions for the full year but Nik you highlighted the challenging weather in the U.K. I’m curious if there are any offsetting factors, either geographically that any of your other regions are doing a little bit better or is there something you could weather through and see improvement through the back half of the year?

John Franklin Brock

Chairman, Chief Executive Officer, Member of Executive Committee and Member of Corporate Responsibility & Sustainability Committee

Yes. I don’t think there’s anything that is taking place this year that’s notable. We’ve got a challenging macroeconomic environment, but it’s getting a little bit better. We’ve got cost of goods, that’s continuing to be a bit of tailwind and that’s great. The whole license to operate arena on the other hand, as we indicated, is challenging and focus on sugar, less notably in Great Britain, is a challenge and our customers are under continuing challenges. You may have seen announcement yesterday that Tesco is selling their operations in South Korea. I think that’s again an indication of challenges. And then from a competitive standpoint, I don’t think the market has changed dramatically. So you mention the weather, you kind of put that whole series of events into the pipe and basically, we affirmed our guidance for the balance of the year because you take the plusses and the minuses and they’re about where we thought we would be.

Unknown Analyst

Also when we talk about the synergies for CCEP, I believe you’ve described some of these inflight already. I was curious if you could quantify in anyway what percentage would be in that bucket and then just give us any examples specifically of what would already be ongoing?

John Franklin Brock

Chairman, Chief Executive Officer, Member of Executive Committee and Member of Corporate Responsibility & Sustainability Committee

Sure. Nik, why don’t you take us through the synergy discussion.

Manik H. Jhangiani

Chief Financial Officer and Senior Vice President

Sure. So if you look at the number that we’ve communicated, I would say about 40% of those are inflight synergies. Inflight meaning, that those are initiatives that each of the bottlers had planned to start going out and executing, probably in the early part of 2016, and the good news is a lot of the planning or in the instance where it’s about rationalization, the approval from the workers’ council, et cetera, had been received. So it’s much more about going out and executing that. The other 60% is truly combo synergies in the areas of procurement, in the areas of, again, looking at supply chain, manufacturing efficiencies best practices and then, of course, SG&A.

John Franklin Brock

Chairman, Chief Executive Officer, Member of Executive Committee and Member of Corporate Responsibility & Sustainability Committee

Just to add to that, we have really, substantially, with our 2 partners, looked at the synergy opportunities in some detail. This has been a fairly long drawn-out set of discussions, and it’s given us each collectively a really in-depth opportunity, to look at what Nik was just talking about, both inflight synergies and; two, the realized synergies through the combination. We’ve also had a third-party work with us to verify all the calculations. So we are confident of the numbers and as you would expect, now we’re doing even more work as we seek to put integration plans into place, but they are hard and fast numbers.

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Unknown Analyst

On the revenue side, can you talk about the soft consumer environment. Coca-Cola Company has also emphasized reinvesting some of their productivity savings into Europe, specifically looking to outgrow the top line. So I’m curious one, on any anticipation on timing? What we should be looking for in terms of seeing improvement there. And then are there any specific initiatives, either products, geographic that are kind of earmarked with this incremental spending that we’re going to see?

John Franklin Brock

Chairman, Chief Executive Officer, Member of Executive Committee and Member of Corporate Responsibility & Sustainability Committee

Yes. Let me just say, we are pleased with the work we have seen from the Coca-Cola Company over the last — well, all of this year, and frankly, for the 12 months before that. I think the innovation, the platform that they’ve been driving and then the advertising and the marketing that they’ve been developing and spending behind is better than it’s been in some time. The One Brand strategy for Coca-Cola with 4 products underneath, we’re very excited about, and that allows them and us working together to have a better and more efficient spend at what’s going on, and they’re investing more money behind that. So, again, we’re pleased with that. The Rugby World Cup is a major event. I know, it’s not so big here, but in Great Britain and France, it’s absolutely here. Then, of course, it’s taking place in Great Britain. So again, the Coca-Cola company has had a major program behind every — giving away a million free rugby balls to keep consumers. So, again, a major drive we think that is all aimed at ultimately driving top line growth. So simple explanation is better marketing from Coke, we see it, better innovation from Coke and more investment. So it’s all part of the program. We, obviously, like to see more top line growth. We’re still working hard with them to achieve it. But I think at least the elements of the mix are getting better all the time.

Unknown Analyst

Thank you. And then, just finally on the energy category. It has been a great category and you’ve had some of the Monster brands. I believe there is some expansion going on geographically. Can you, as well, I wonder if you could give us an update on the expansion and then just in general how that portfolio has performed for you in the context of the NARTD segment?

John Franklin Brock

Chairman, Chief Executive Officer, Member of Executive Committee and Member of Corporate Responsibility & Sustainability Committee

Yes. We really like the Energy category. First of all, it’s been growing double-digits for a number of years. We are very excited about the Coca-Cola investment in Monster. The Coca-Cola Company and System now work at Monster as a Coca-Cola brand and that’s really great news. The fact that we have passed the Coke brands over to the Monster marketing team for managing now this multi-brand portfolio is outstanding. We are approaching leadership between the combination of Monster and Burn and Relentless and now LOUIS. This whole brand program, we’re very close to getting energy leadership in a number of countries. We just expanded Monster into Norway, which now means we have it throughout our territories. And so I would say, Energy, when you look at where it is, where it’s growing, how underdeveloped it is relative to the United States, it’s still small, but it’s really a significant growth opportunity for us in the future. I think it’s going to even be true in CCEP as we look beyond that because there are some through opportunities there that are yet to be tapped.

Unknown Analyst

I think that’s all. We will stop there, but thank you very much, john, Nik and Thor. Please join me in thanking CCE for the presentation.

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John Franklin Brock

Chairman, Chief Executive Officer, Member of Executive Committee and Member of Corporate Responsibility & Sustainability CommitteeThank you.

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FORWARD-LOOKING STATEMENTS

This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Spark Orange Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.’s (“CCIP”) as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2014, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, CCEP will file with the SEC a registration statement on Form F-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to CCE’s stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus (when available) and other related documents filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.”

PARTICIPANTS IN SOLICITATION

KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 12, 2015, and March 11, 2015, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers will be available in the proxy statement/prospectus when it is filed with the SEC.